82-1090

CONSOLIDATED MERCANTILE

INCORPORATED




03022712

INTERIM REPORT

CONSOLIDATED BALANCE SHEET

	(Unaudited) March 31 2003	December 31 2002
ASSETS		
CURRENT		
Cash and short-term investments	$ 1,673,030	$ 5,685,261
Accounts and notes receivable	24,389,105	30,224,885
Due from joint venture	1,009,272	491,420
Income taxes receivable	601,253	737,646
Inventories	27,435,537	24,533,043
Prepaid expenses	2,151,837	1,033,661
Future income taxes	1,345,189	1,380,655
	58,605,223	64,086,571
INVESTMENTS	496,783	493,964
PROPERTY, PLANT AND EQUIPMENT	53,808,065	54,045,508
FUTURE INCOME TAXES	1,045,024	1,055,722
INTANGIBLE AND OTHER ASSETS	3,624,432	3,659,934
	$ 117,579,527	$ 123,341,699
LIABILITIES		
CURRENT		
Bank indebtedness	$ 5,295,151	$ 2,721,360
Accounts payable and accruals	28,782,086	29,572,282
Income taxes payable	387,597	4,589,704
Current portion of long-term debt	5,529,347	5,206,779
	39,994,181	42,090,125
LONG-TERM DEBT	28,283,748	30,493,061
NON-CONTROLLING INTEREST	23,798,674	24,975,449
FUTURE INCOME TAXES	4,478,455	4,592,548
	96,555,058	102,151,183
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,362,086	2,362,086
CONTRIBUTED SURPLUS	59,411	59,411
TRANSLATION ADJUSTMENT	264,462	561,559
RETAINED EARNINGS	18,338,510	18,207,460
	21,024,469	21,190,516
	$ 117,579,527	$ 123,341,699

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31, 2003

	(Unaudited)	
	2003	2002
SALES	$ 50,776,511	$ 52,598,420
COST OF SALES	38,467,542	40,074,056
	12,308,969	12,524,364
OTHER INCOME		
Interest income	7,835	9,107
EXPENSES		
Selling and administrative	9,214,797	8,846,696
EARNINGS FROM OPERATIONS	3,102,007	3,686,775
Amortization	2,318,560	2,205,890
Interest on long-term debt	381,916	537,876
	2,700,476	2,743,766
EARNINGS BEFORE INCOME TAXES AND THE UNDERNOTED ITEMS	401,531	943,009
Income taxes	190,441	364,988
EARNINGS BEFORE THE UNDERNOTED ITEMS	211,090	578,021
Non-controlling interest	(82,858)	(312,397)
Equity in earnings of investee	2,818	13,900
Loss on disposal of investment	-	(62,182)
	(80,040)	(360,679)
NET EARNINGS FOR THE PERIOD	131,050	217,342
RETAINED EARNINGS, beginning of period	18,207,460	15,354,142
RETAINED EARNINGS, END OF PERIOD	$ 18,338,510	$ 15,571,484
EARNINGS PER SHARE		
Basic	$ 0.04	$ 0.07
Fully diluted	$ 0.03	$ 0.06
Weighted average number of common shares		
Basic	2,779,320	2,779,320
Fully diluted	3,096,632	2,981,384

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2002.

Results of operations were impacted by the expected seasonality of the products sold.

CONSOLIDATED STATEMENT OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2003

	(Unaudited)	
	2003	2002
OPERATING ACTIVITIES		
Net earnings for the period	$ 131,050	$ 217,342
Amortization	2,318,560	2,205,890
Future income taxes	(10,100)	(19,000)
Non-controlling interest	82,858	312,397
Equity in earnings of investee	(2,818)	(13,900)
Loss on disposal of investment	-	62,182
	2,519,550	2,764,911
Change in non-cash components of working capital	(3,040,801)	8,544,550
	(521,251)	11,309,461
FINANCING ACTIVITIES		
Increase (decrease) in bank indebtedness	2,624,629	(9,137,934)
Issuance of shares by consolidated subsidiary	6,000	-
Purchase of shares by consolidated subsidiary for cancellation	(994,800)	(101,000)
Repayment of long-term debt	(1,091,265)	(1,512,169)
	544,564	(10,751,103)
INVESTING ACTIVITIES		
Purchase and deposits on building and equipmen	(2,995,455)	(1,689,940)
Due from joint venture	(517,669)	-
	(3,513,124)	(1,689,940)
Effect of foreign currency translation on cash balances	(522,420)	287,174
CHANGE IN CASH POSITION	(4,012,231)	(844,408)
Cash and short-term investments at beginning of period	5,685,261	2,249,759
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD	$ 1,673,030	$ 1,405,351
<u>Supplemental cash flow information:</u>		
Income taxes paid	$ 4,231,187	$ 1,191,921
Interest paid, net	$ 320,159	$ 618,988

Segmented information for the three months ended March 31
(in thousands of dollars)

		2003	2002
Net sales	Packaging Products	$ 32,144	$ 31,806
	Pool Products	5,888	6,195
	Furniture	12,745	14,597
		$ 50,777	$ 52,598
Operating profit (loss)	Packaging Products	$ 5,591	$ 5,954
	Pool Products	(676)	(584)
	Furniture	271	977
		$ 5,186	$ 6,347
Total assets	Packaging Products	$ 70,067	$ 71,144
	Pool Products	19,346	23,749
	Furniture	15,210	13,537
	Corporate	12,956	7,767
		$ 117,579	$ 116,197
Capital expenditures	Packaging Products	$ 2,446	$ 1,057
	Pool Products	133	312
	Furniture	100	260
	Corporate	316	61
		$ 2,995	$ 1,690

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales. Sales were $50.8 million for the first quarter of fiscal 2003, a decrease of $1.8 million or 3% as compared to $52.6 million for the first quarter of fiscal 2002. The first quarter reflected steady growth for Packaging Products, while Pool Product revenues were slightly down. Furniture sales for the first quarter decreased, in part as a result of a long winter and a difficult environment for retailers.

Gross Margins. Gross margin as a percentage of sales increased to 24.2% for the first quarter of 2003 compared with 23.8% for the comparable 2002 period. The gross margin increased due to product mix as sales increased in e-commerce products.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales for the first quarter of 2003 were 18.1% compared to 16.8% for 2002. The increase represented investments the Company made in employee infrastructure to support future growth.

Other Expenses. During the first quarter of 2003 and 2002 the Company incurred other expenses of $2.7 million.

Income Tax Provision. The effective tax rate decreased to 47.4% for the first quarter of 2003 compared to 38.7% for 2002. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to differing tax rates in foreign countries, valuation allowance and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $131,050 in the first quarter of 2003 compared with net earnings of $217,342 in the first quarter of 2002. Results of operations were impacted by the expected seasonality of products sold.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

The Company's working capital amounted to $18.6 million at March 31, 2003 compared to $22.0 million at December 31, 2002. The ratio of current assets to current liabilities was 1.47:1 at March 31, 2003 and 1.52:1 at December 31, 2002. The Company's cash on hand was $1.7 million at March 31, 2003 as compared to $5.7 million at December 31, 2002.

At March 31, 2003, the Company's Packaging and Speciality Cover Unit had unused available borrowing capacity of approximately U.S. $5.5 million under its existing facility and the Furniture Unit had unused available borrowing capacity of approximately $4.7 million.

During the first quarter of 2003, the Company invested approximately $3 million in new property, plant and equipment. Cash provided by operations before changes in working capital decreased to $2.5 million from $2.8 million in 2002.